Exhibit 21.1

Subsidiaries of Aerie Pharmaceuticals, Inc.

	Subsidiary	Jurisdiction of Incorporation / Formation	Aerie Ownership
1	Aerie Pharmaceuticals Limited	Cayman Islands	100%
2	Aerie Pharmaceuticals Ireland Limited	Ireland	100%
3	Aerie Distribution, Inc.	Delaware	100%